AMTD Digital Inc.

27-29 rue de Bassano

75008 Paris

September 5, 2023

VIA EDGAR

Mr. Jimmy McNamara

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD Digital Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended April 30, 2023

File No. 001-40463

Dear Mr. McNamara and Mr. Mew,

This letter sets forth the Company’s response to the comments contained in the letter dated August 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended April 30, 2023 filed with the Commission on August 23, 2023 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended April 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

1.

We note your statement that you reviewed your register of members as of August 23, 2023, and public filings, including Schedule 13Gs and Schedule 13Ds and amendments thereto, made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

With respect to Item 16I(a) and Item 16I(b)(3) of Form 20-F, the Company respectfully submits that as stated in its current report on Form 6-K furnished to the Commission on August 24, 2023, the Company has reviewed a certification provided by AMTD Group Inc., which controls the Company, to the Company dated August 23, 2023 stating that none of the shareholders of AMTD Group Inc. is owned or controlled by a government entity of China, in addition to the Company’s register of members as of August 23, 2023, and public filings, including Schedule 13Gs and Schedule 13Ds and amendments thereto, made by its shareholders.

With respect to Item 16I(b)(2) of Form 20-F, the Company respectfully submits that its shareholders include: (i) The Bank of New York Mellon, (ii) AMTD IDEA Group, and (iii) certain institutional and individual investors, based on the Company’s register of members as of August 23, 2023. The Company further submits that its significant consolidated foreign operating entities are organized or incorporated in Cayman Islands, British Virgin Islands, Singapore, Hong Kong, and Canada (the “Relevant Jurisdictions”). To the best of the Company’s knowledge, the government entities in the Relevant Jurisdictions do not own any share of the Company or its wholly-owned consolidated foreign operating entities, which are subsidiaries 100% owned by the Company ultimately.

•

The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and Schedule 13Ds and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be or owned or controlled by a government entity in the Relevant Jurisdictions.

•	Based on a certification provided by AMTD IDEA Group to the Company dated August 23, 2023, no government entity in the Relevant Jurisdictions owns any share of AMTD IDEA Group.

•

In respect of the other institutional and individual investors, consisting of the Company’s pre-IPO investors, based on due diligence exercises carried out by the Company in connection with their investments, none of these investors is owned or controlled by a government entity in the Relevant Jurisdictions.

With respect to the Company’s partially-owned consolidated foreign operating entities, which are subsidiaries controlled by the Company ultimately, the Company respectfully submits that, to the best of the Company’s knowledge, the government entities in the Relevant Jurisdictions do not own any share in these entities for the reasons stated above and also based on an examination of the registers of members or equivalent corporate records of these entities.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Communist Party of China. Each director has confirmed that he or she is not an official of the Communist Party of China or affiliated with committees of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire.

With respect to the directors of the Company’s operating entities, the Company respectfully submits that as part of their employment onboarding process, these directors are required to provide their background information, including any party affiliation, to the Company and they have all confirmed that they are not members of the Communist Party of China. The Company has emphasized to these directors that providing accurate background information is a condition of their employment and they have represented to the Company, in their employment agreements, that the information they provided to the Company is true and accurate. Each of such directors has also provided a written confirmation to the Company that he or she is not an official of the Communist Party of China or affiliated with committees of the Communist Party of China and has certified the accuracy of his or her response.

Based on the foregoing, the Company believes that none of the members of the board of directors of the Company and its operating entities is an official of the Communist Party of China and that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission.

3.

We note your disclosure pursuant to Item 16I(b)(3) addresses ownership or control by governmental entities in the PRC. However, we note your definition of PRC on p. ii distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as China.

The Company respectfully submits that, as defined on p .ii of the 2023 Form 20-F, “China” or “PRC” means the People’s Republic of China and “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China. The terms “China” and “PRC” as used in the 2023 Form 20-F encapsulate Hong Kong and do not distinguish between mainland China and Hong Kong. The Company reaffirms that the government entities in mainland China and Hong Kong do not have a controlling financial interest in the Company or its consolidated foreign operating entities.

*        *         *

Very truly yours,

/s/ Dr. Feridun Hamdullahpur
Dr. Feridun Hamdullahpur
Director

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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